MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
THIRD QUARTER ENDED SEPTEMBER 30, 2016
The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated November 7, 2016, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes ("consolidated interim financial statements") thereto as at and for the three and nine months ended September 30, 2016. This MD&A should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes for December 31, 2015 and the related MD&A included in the 2015 annual report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.sedar.com or www.sec.gov.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings “Third Quarter 2016 Summary”, “Outlook” and “Quarterly Updates”, and include, without limitation, statements with respect to: the Company’s guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, "budget", "forecast", “anticipate”, “estimate”, “believe”, “intend”, “plan”, "schedule", “guidance”, “outlook”, “potential”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.
For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with the Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2016

INDEX

About IAMGOLD	2
Third Quarter 2016 Highlights	2
Third Quarter 2016 Summary	3
Outlook	5
Market Trends	7
Quarterly Updates
Operations	8
Exploration	13
Quarterly Financial Review	16
Financial Condition
Liquidity and Capital Resources	17
Market Risk	18
Shareholders’ Equity	19
Cash Flow	19
Discontinued Operations	20
Disclosure Controls and Procedures and Internal Control over Financial Reporting	20
Critical Judgments, Estimates and Assumptions	21
New Accounting Standards Issued But Not Yet Effective	21
Risks and Uncertainties	21
Non-GAAP Performance Measures	22
ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects, and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise. IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).
IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.
THIRD QUARTER 2016 HIGHLIGHTS

•	Cash, cash equivalents and restricted cash were $750.8 million at September 30, 2016.

•	Earnings from operations for the third quarter 2016 was $33.8 million, up $76.0 million from the same prior year period.

•
Cost of sales from continuing operations for the third quarter 2016 was $230.2 million, up $2.6 million the same prior year period. The increase was mainly the result of higher royalty expense due to a higher realized gold price, partially offset by a decrease in operating costs.

•	Gold margin[2] for the third quarter 2016 was $612 per ounce, up $282 per ounce from the same prior year period.

•
Total cash costs[2] and all-in sustaining costs[2] for the third quarter 2016 were $714 per ounce produced and $1,046 per ounce sold, respectively, which include reductions of $30 per ounce reflecting normalization of costs and the revised ramp-up at Westwood.

•	Net cash from operating activities for the third quarter 2016 was $126.6 million, up $116.8 million from the same prior year period.

•
The Company has lowered and narrowed its 2016 total cash costs[2] guidance range from $775 - $815 per ounce produced to $740 - $770 per ounce produced and narrowed its all-in sustaining costs[2] guidance range from $1,000 - $1,100 per ounce sold to $1,050 - $1,100 per ounce sold.

•	Attributable gold production for the third quarter 2016, inclusive of joint venture operations, was 210,000 ounces, up 13,000 ounces compared to the same prior year period.

______________________________

[1]
Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

[2]
This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis. Joint Ventures include Sadiola (41%) and Yatela (40%) which is in closure with nominal production.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2016

•	The Company expects to achieve the higher end of its 2016 attributable gold production guidance of 770,000 - 800,000 ounces.

•	Net cash from operating activities before changes in working capital[1] for the third quarter 2016 was $112.1 million, up $77.2 million from the same prior year period.

•
Net earnings from continuing operations attributable to equity holders for the third quarter 2016 was $17.0 million ($0.04 per share), up $102.0 million ($0.26 per share) from the same prior year period.

•
Adjusted net earnings from continuing operations attributable to equity holders[1] for the third quarter 2016 was $21.8 million ($0.05 per share1), up $68.7 million ($0.17 per share1) from the same prior year period.

•
On August 16, 2016, the Company completed an equity financing for gross proceeds of $230 million, including the exercise of a $30 million over-allotment option by the underwriters. The financing was done to strengthen the Company's balance sheet, by reducing indebtedness, and to fund organic growth.

•
On September 2, 2016, the Company completed the purchase of $145.9 million (face value) of its outstanding senior unsecured notes for cash consideration of $141.5 million, pursuant to a tender offer beginning on August 8, 2016. As at September 30, 2016, the outstanding balance of senior unsecured notes was $489.1 million.

•	During the third quarter 2016, the Company obtained additional commitments of $30 million on its revolving credit facility, for a total of $170 million.

•
During the third quarter 2016, the Company reached an agreement to acquire the right to explore the Saramacca property in Suriname with the intent of defining a National Instrument 43-101 compliant mineral resource within the next 24 months.

•
Additional assay results from the Boto project in Senegal confirm wide intervals of high-grade mineralization in the footwall of the main deposit which was not fully tested in previous drilling programs. Highlights include 22 metres grading 4.04 g/t Au and 32 metres grading 5.19 g/t Au.

•	Moody's Investors Service updated the outlook for the Company to "positive" from "negative" and S&P Global Ratings revised its outlook to "positive" from "stable".
THIRD QUARTER 2016 SUMMARY

FINANCIAL

•
Cash, cash equivalents and restricted cash were $750.8 million at September 30, 2016, up $193.7 million from December 31, 2015. The increase was mainly due to cash generated from operating activities ($249.2 million), net proceeds from an equity financing ($220.1 million), proceeds from the sale of gold bullion ($170.3 million) and proceeds from the issuance of flow-through shares ($30.3 million), partially offset by spending on Property, plant and equipment and Exploration and evaluation assets ($221.8 million), repurchase of senior unsecured notes ($141.5 million), repayment of the credit facility ($70.0 million) and interest paid ($41.9 million).

•
Revenues from continuing operations for the third quarter 2016 were $282.4 million, up $74.8 million or 36% from the same prior year period due to a higher realized gold price ($43.6 million), and higher sales volume at Westwood ($15.7 million), Essakane ($14.4 million), and Rosebel ($1.0 million).

•
Cost of sales from continuing operations for the third quarter 2016 was $230.2 million, up $2.6 million or 1% from the same prior year period. The increase was the result of higher royalty expense due to a higher realized gold price ($3.8 million), and higher depreciation expense ($1.0 million), partially offset by a decrease in operating costs ($2.2 million). Operating costs were lower at Rosebel and Essakane primarily due to higher capitalized stripping, lower realized fuel prices, the devaluation of the Surinamese dollar relative to the U.S. dollar, and lower labour costs at Rosebel following the workforce reductions in 2015, partially offset by higher costs at Westwood driven by increased production. The Company continues to focus on underground development related to the production ramp-up at Westwood.

•	Depreciation expense for the third quarter 2016 was $69.3 million, up $1.0 million or 1% from the same prior year period primarily due to timing of capital additions and lower reserves at Rosebel.

•
Income tax expense from continuing operations for the third quarter 2016 was $14.4 million, up $6.4 million or 80% from the same prior year period. Taxes were higher due to differences in the level of taxable income in the Company’s operating jurisdictions from one period to the next as well as changes to deferred tax assets and liabilities as result of fluctuations in foreign exchange.

_______________________________

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2016

•
Net earnings from continuing operations attributable to equity holders for the third quarter 2016 was $17.0 million or $0.04 per share, up $102.0 million or $0.26 per share from the same prior year period. The increase was mainly due to higher revenues ($74.8 million), a loss on non-hedge derivatives in the third quarter 2015 ($28.5 million), lower other expenses ($4.5 million) and lower finance costs ($3.2 million), partially offset by higher income tax expense ($6.4 million) and higher cost of sales ($2.6 million).

•
Adjusted net earnings from continuing operations attributable to equity holders[1] for the third quarter 2016 was $21.8 million ($0.05 per share1), up from an adjusted net loss of $46.9 million ($0.12 per share1) for the same prior year period.

•
Net cash from operating activities for the third quarter 2016 was $126.6 million, up $116.8 million from the same prior year period. The increase was mainly due to higher earnings after non-cash adjustments ($58.0 million), a change in the movement of non-cash working capital ($39.6 million), lower net settlement of derivatives ($14.1 million) and dividends from joint ventures ($11.3 million)

•	Net cash from operating activities before changes in working capital[1] for the third quarter 2016 was $112.1 million, up $77.2 million from the same prior year period.
OPERATIONS

•
Regarding health and safety, the frequency of all types of serious injuries (measured as the DART rate2) for the third quarter 2016 was 0.47, an improvement over the Company's target of 0.62 and 2015's performance of 0.67. Despite the Company's strong health and safety performance in 2016, its performance in the third quarter 2016 was affected by an accident involving personnel transport buses that occurred in Burkina Faso on August 4, 2016 which resulted in one fatality and serious injuries to four workers.

•
Attributable gold production, inclusive of joint venture operations, for the third quarter 2016 was 210,000 ounces, up 13,000 ounces from the same prior year period. The increase was due to higher production at Westwood (14,000 ounces) and higher grades and throughput at Rosebel (2,000 ounces), partially offset by lower throughput and recoveries at Essakane (3,000 ounces).

•
Attributable gold sales, inclusive of joint venture operations, for the third quarter 2016 were 212,000 ounces, which was higher than production of 210,000 ounces due to the sale of gold contained in carbon fines at Essakane.

•
Total cash costs[1] for the third quarter 2016 were $714 per ounce produced, down 10% from the same prior year period. The decrease was mainly due to higher capitalized stripping, lower realized fuel prices, the devaluation of the Surinamese dollar relative to the U.S. dollar, and lower labour costs at Rosebel following workforce reductions in 2015, partially offset by higher operating costs at the Joint Ventures. Included in total cash costs[1] in the third quarter 2016 was a reduction of $30 per ounce produced, reflecting normalization of costs and the revised ramp-up at Westwood (September 30, 2015 - $76), a realized derivative gain of $1 per ounce produced (September 30, 2015 - realized derivative loss of $65), partially offset by supplemental labour costs of $13 per ounce produced at Rosebel to support the employees with the devaluation of the Surinamese dollar relative to the U.S. dollar.

•
All-in sustaining costs[1] for the third quarter 2016 were $1,046 per ounce sold, up $19 per ounce from the same prior year period primarily due to an increase in sustaining capital expenditures, partially offset by higher sales and lower cash costs. Included in all-in sustaining costs[1] in the third quarter 2016 was a reduction of $30 per ounce sold reflecting normalization of costs and the revised ramp-up at Westwood (September 30, 2015 - $80), a realized derivative gain of $1 per ounce (September 30, 2015 - realized derivative loss of $73) per ounce sold, partially offset by supplemental labour costs of $13 per ounce sold to support the employees of Rosebel with the devaluation of the Surinamese dollar relative to the U.S. dollar.

_______________________________
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

[2]	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2016

SUMMARY OF FINANCIAL AND OPERATING RESULTS

Financial Position ($ millions)	September 30, 2016	December 31, 2015
Cash, cash equivalents and restricted cash	$750.8	$557.1
Gold bullion
at market value	$—	$143.3
at cost	$—	$97.4
Total assets	$3,404.6	$3,251.4
Long-term debt	$484.8	$628.1
Available credit facility	$167.5	$430.0

	Three months ended September 30,		Nine months ended September 30,
Financial Results ($ millions, except where noted)	2016	2015	2016	2015
Continuing Operations
Revenues	$282.4	$207.6	$734.6	$678.8
Cost of sales	$230.2	$227.6	$651.5	$688.1
Gross margin[1]	$52.2	$(20.0)	$83.1	$(9.3)
Net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD	$17.0	$(85.0)	$57.9	$(121.2)
Net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$0.04	$(0.22)	$0.14	$(0.31)
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD[1]	$21.8	$(46.9)	$(1.3)	$(107.2)
Adjusted net earnings (loss) from continuing operations attributable to equity holders per share ($/share)[1]	$0.05	$(0.12)	$—	$(0.28)
Net cash from operating activities	$126.6	$9.8	$249.2	$72.7
Net cash from operating activities before changes in working capital[1]	$112.1	$34.9	$226.8	$139.4
Net earnings from discontinued operations attributable to equity holders of IAMGOLD	$—	$1.2	$—	$41.8
Net earnings from discontinued operations attributable to equity holders of IAMGOLD ($/share)	$—	$0.01	$—	$0.11
Key Operating Statistics
Gold sales – attributable (000s oz)	212	186	590	589
Gold production – attributable (000s oz)	210	197	598	607
Average realized gold price[1] ($/oz)	$1,326	$1,121	$1,263	$1,180
Total cash costs[1] ($/oz)	$714	$791	$738	$818
Gold margin[1] ($/oz)	$612	$330	$525	$362
All-in sustaining costs[1] ($/oz)	$1,046	$1,027	$1,080	$1,074
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
OUTLOOK
GOLD PRODUCTION AND CASH COSTS
The Company expects to be near the higher end of its 2016 attributable gold production guidance of 770,000 to 800,000 ounces.
The Company has lowered and narrowed the range of its 2016 total cash costs1 guidance from $775 to $815 per ounce produced to $740 to $770 per ounce produced. The Company has also narrowed its 2016 all-in sustaining costs1 guidance from $1,000 to $1,100 per ounce sold to $1,050 to $1,100 per ounce sold. The revised ranges reflect lower operating costs, higher production, and capital spending expected to be near the higher end of the previously reported guidance.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2016

IAMGOLD Full Year Attributable Guidance	Revised[3]	Previous[4]
Essakane (000s oz)	365 - 375	365 - 375
Rosebel (000s oz)	285 - 295	285 - 295
Westwood (000s oz)	50 - 60	50 - 60
Total owner-operated production (000s oz)	700 - 730	700 - 730
Joint Ventures (000s oz)	70	70
Total attributable production (000s oz)	770 - 800	770 - 800

Total cash costs[1] - owner-operator ($/oz)	$740 - $770	$775 - $815
Total cash costs[1,2] ($/oz)	$740 - $770	$775 - $815

All-in sustaining costs[1] - owner-operator ($/oz)	$1,050 - $1,100	$1,000 - $1,100
All-in sustaining costs[1,2] ($/oz)	$1,050 - $1,100	$1,000 - $1,100

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

[2]	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

[3]
The revised outlook is based on 2016 full year assumptions with an average realized gold price of $1,280 per ounce, Canadian $/U.S. $ exchange rate of 1.31, U.S. $/ € exchange rate of 1.12 and average crude oil price of $45 per barrel.

[4]
The previous outlook is based on 2016 full year assumptions with an average realized gold price of $1,150 per ounce, Canadian $/U.S.$ exchange rate of 1.25, U.S. $/ € exchange rate of 1.10 and average crude oil price of $63 per barrel.

DEPRECIATION EXPENSE
The Company maintains its 2016 depreciation guidance of $260 to $270 million, which reflects the impact of lower reserves and higher amortization of capitalized stripping at Rosebel, and the timing of capital additions, partially offset by higher reserves at Essakane.
INCOME TAXES
The Company expects to pay cash taxes in the range of $14 million to $22 million in 2016. Adjustments to deferred tax assets and or liabilities may also occur in the year.
CAPITAL EXPENDITURES OUTLOOK
The Company expects its 2016 capital expenditures to be $275 million which is at the higher end of the previously reported guidance of $250 million as set out below.
The change at Essakane reflects additional resource drilling at the Falagountou East deposit following favourable results from the drilling program during the first half of the year, deposits on long-lead production drills required in early 2017, and higher spend on fleet components due to higher than planned maintenance.
The change at Rosebel reflects a strategic shift in resource drilling on the saddle areas between the existing pits, an unexpected shovel loss requiring an immediate replacement to maintain mining rates, and higher capitalized stripping from mine sequencing that will provide better access to ore in 2017.
The change at Westwood reflects a focus on development in the zones expected to provide production in 2017.

($ millions)	Sustaining	Development/ Expansion (Non-sustaining)	Total
Owner-operator
Essakane	$100	$—	$100
Rosebel	60	15	75
Westwood	20	65	85
	180	80	260
Corporate and development projects	—	5	5
Total owner-operator	180	85	265
Joint Ventures[1]	5	5	10
Total	$185	$90	$275

[1]	Attributable capital expenditures of Sadiola (41%).

________________________________
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2016

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS
Gold traded in a range of $1,302 to $1,375 per ounce in the third quarter of 2016. At September 30, 2016, gold had appreciated approximately 24% year-to-date, with two dominant themes explaining the rise in gold price in the third quarter, one being the United Kingdom's withdrawal from the European Union ("Brexit") and the U.S. Federal Reserve interest rate policy path. Gold prices remained high after the Brexit news, largely due to markets not anticipating the U.K vote resulting in the country's decision to leave the European Union. This uncertainty saw a flight-to-safety movement in the capital markets which benefited gold. Gold’s rise was, however, capped by growing expectations that the U.S. Federal Reserve will begin raising interest rates, perhaps as early as December 2016. Market events and conditions will continue to have an impact on the Company’s revenues, operating costs, project development expenditures and project planning.

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Average market gold price ($/oz)	$1,335	$1,124	$1,260	$1,178
Average realized gold price[1] ($/oz)	$1,326	$1,121	$1,263	$1,180
Closing market gold price ($/oz)			$1,323	$1,114

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
CURRENCY AND OIL PRICE
The U.S. dollar is the Company’s functional currency. The Company's revenue is denominated in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposures are to the Canadian dollar, the Euro, and oil prices, which have a direct impact on the Company’s Canadian and international mining activities and operations.
In the currency markets, diverging global monetary policies explained most of the price movements. Of all the G8 countries, markets anticipate the U.S. Federal Reserve to be the only central banker that stands ready to raise interest rates in the near-term. The Bank of Canada is expected to keep its interest rates steady while the European Central Bank is still operating its Quantitative Easing program. In the third quarter, the U.S. dollar appreciated 1.6% over the Canadian dollar. The Euro managed to rise 1.2% against the U.S. dollar over the same period but this improvement was largely due to the Euro being under more selling pressure in earlier quarters. In the third quarter 2016, the average exchange rates for the Canadian dollar to the U.S. dollar and the U.S. dollar to the Euro were C$1.3042 and $1.1163, respectively. The Company is forecasting exposures of approximately C$75 million and €68 million for the remainder of 2016. These exposures relate to operational and capital expenditures in Canada and West Africa. The Company’s hedging strategy is designed to reduce the exchange rate volatility of these currencies. Refer to Financial condition - Market Risk section for more information.
At the end of the third quarter, both the price of Brent and West Texas Intermediate (“WTI) were approximately 1% higher than the previous quarter’s closing price. News that OPEC had agreed on production limits explained the rise in crude oil prices. In the third quarter 2016, the average price of Brent crude oil was $47 per barrel and $45 per barrel for WTI crude oil. The Company expects its fuel consumption for the remainder of 2016 to be the equivalent of approximately 0.3 million barrels of oil for its mining operations in West Africa and South America. The Company’s hedging strategy is to mitigate the price volatility of oil. Refer to Financial condition - Market Risk section for more information.

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Average rates
Canadian $ / U.S.$	1.3042	1.3082	1.3215	1.2595
U.S.$ / €	1.1163	1.1123	1.1165	1.1152
Closing rates
Canadian $ / U.S.$			1.3127	1.3345
U.S.$ / €			1.1235	1.1176
Average Brent price ($/barrel)	$47	$51	$43	$57
Closing Brent price ($/barrel)			$49	$48
Average WTI price ($/barrel)	$45	$47	$42	$51
Closing WTI price ($/barrel)			$48	$45

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2016

SENSITIVITY IMPACT
The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program that can affect the Company’s operating results, assuming expected 2016 production levels:

	Change of	Annualized impact on Total Cash Costs[1] $/oz	Annualized impact on All-in Sustaining Costs[1] $/oz
Gold price[2]	$100/oz	$5/oz	$5/oz
Oil price	$10/barrel	$14/oz	$15/oz
Canadian$ / U.S.$	$0.10	$7/oz	$13/oz
U.S.$ / €	$0.10	$18/oz	$21/oz

[1]
This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Total cash costs and all-in sustaining costs consist of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

[2]	Gold price sensitivities relate to royalty cost arrangements, which are included in total cash costs and all-in sustaining costs.
QUARTERLY UPDATES

OPERATIONS
The table below presents gold production attributable to the Company, total cash costs1 per ounce produced and all-in sustaining costs1 per ounce sold.

	Gold Production (000s oz)		Total Cash Costs[1] ($ per ounce produced)		All-in Sustaining Costs[1] ($ per ounce sold)
Three months ended September 30,	2016	2015	2016	2015	2016	2015
Owner-operator
Essakane (90%)	104	107	$624	$747	$815	$922
Rosebel (95%)	72	70	728	866	1,183	1,111
Westwood (100%)	16	2	888	1,438	1,391	1,751
	192	179	685	801	1,035	1,056
Joint Ventures	18	18	1,015	690	1,180	721
Total operations	210	197	$714	$791	$1,046	$1,027
Cash costs, excluding royalties			$649	$740
Royalties			65	51
Total cash costs[1]			$714	$791
All-in sustaining costs[1]					$1,046	$1,027

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

	Gold Production (000s oz)		Total Cash Costs[1] ($ per ounce produced)		All-in Sustaining Costs[1] ($ per ounce sold)
Nine months ended September 30,	2016	2015	2016	2015	2016	2015
Owner-operator
Essakane (90%)	281	285	$662	$768	$987	$972
Rosebel (95%)	213	217	753	860	1,062	1,082
Westwood (100%)	47	47	900	1,003	1,146	1,297
	541	549	719	824	1,089	1,102
Joint Ventures	57	58	921	760	988	800
Total operations	598	607	$738	$818	$1,080	$1,074
Cash costs, excluding royalties			$681	$768
Royalties			57	50
Total cash costs[1]			$738	$818
All-in sustaining costs[1]					$1,080	$1,074

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2016

	Attributable Gold Sales[1] (000s oz)				Average Realized Gold Price[2] ($/oz)
	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015	2016	2015	2016	2015
Owner-operator	195	170	536	533	$1,326	$1,120	$1,264	$1,180
Joint Ventures	17	16	54	56	1,329	1,123	1,255	1,184
	212	186	590	589	$1,326	$1,121	$1,263	$1,180

[1]	Includes Essakane and Rosebel at 90% and 95%, respectively.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
CAPITAL EXPENDITURES1

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2016	2015	2016	2015
Sustaining
Essakane[2,3]	$16.9	$13.5	$82.2	$42.7
Rosebel[2,4]	27.8	14.8	58.3	43.5
Westwood	8.2	0.9	14.4	16.4
Total gold segments	52.9	29.2	154.9	102.6
Corporate and other	0.1	0.1	0.1	0.4
Total capital expenditures	53.0	29.3	155.0	103.0
Joint Ventures[5]	0.9	0.7	1.8	1.8
	$53.9	$30.0	$156.8	$104.8
Development/Expansion (Non-sustaining)
Essakane	$—	$1.2	$0.2	$5.6
Rosebel	6.4	—	9.5	3.2
Westwood	12.7	14.8	54.7	36.0
Total gold segments	19.1	16.0	64.4	44.8
Corporate and other	—	—	1.5	—
Côté Gold	0.4	0.8	1.2	4.6
Total capital expenditures	19.5	16.8	67.1	49.4
Joint Ventures[5]	0.2	1.0	1.6	2.9
	$19.7	$17.8	$68.7	$52.3
Total
Essakane	$16.9	$14.7	$82.4	$48.3
Rosebel	34.2	14.8	67.8	46.7
Westwood	20.9	15.7	69.1	52.4
Total gold segments	72.0	45.2	219.3	147.4
Corporate and other	0.1	0.1	1.6	0.4
Côté Gold	0.4	0.8	1.2	4.6
Total capital expenditures	72.5	46.1	222.1	152.4
Joint Ventures[5]	1.1	1.7	3.4	4.7
	$73.6	$47.8	$225.5	$157.1

[1]
Capital expenditures include cash expenditures for Property, plant and equipment, Exploration and evaluation assets, finance lease payments and are net of proceeds from sale and leaseback arrangements.

[2]
On an attributable basis, Essakane (90%) and Rosebel (95%) sustaining capital expenditures for the three months ended September 30, 2016 were $15.2 million and $26.4 million, respectively (three months ended September 30, 2015 - $12.2 million and $14.1 million), and for the nine months ended September 30, 2016 were $74.0 million and $55.4 million, respectively (nine months ended September 30, 2015 - $38.4 million and $41.3 million).

[3]
Includes capitalized stripping at Essakane for the three and nine months ended September 30, 2016 of $9.0 million and $35.0 million, respectively (three and nine months ended September 30, 2015 - $3.4 million and $15.8 million, respectively).

[4]
Includes capitalized stripping at Rosebel for the three and nine months ended September 30, 2016 of $6.7 million and $13.5 million, respectively (three and nine months ended September 30, 2015 - $4.4 million and $12.8 million, respectively).

[5]	Attributable capital expenditures of Sadiola (41%).

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2016

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Mine operating statistics
Ore mined (000s t)	2,650	3,038	8,831	8,512
Waste mined (000s t)	8,109	8,693	26,645	27,755
Total material mined (000s t)	10,759	11,731	35,476	36,267
Strip ratio[1]	3.1	2.9	3.0	3.3
Ore milled (000s t)	3,112	3,295	8,652	8,584
Head grade (g/t)	1.30	1.23	1.25	1.26
Recovery (%)	89	91	90	91
Gold production - (000s oz)	117	119	313	317
Attributable gold production - 90% (000s oz)	104	107	281	285
Gold sales - (000s oz)	126	114	314	291

Performance measures
Average realized gold price[2] ($/oz)	$1,324	$1,122	$1,269	$1,171
All-in sustaining costs[2] ($/oz)	$815	$922	$987	$972
Cash costs[2] excluding royalties ($/oz)	$554	$704	$607	$725
Royalties ($/oz)	$70	$43	$55	$43
Total cash costs[2] ($/oz)	$624	$747	$662	$768

[1]	Strip ratio is calculated as waste mined divided by ore mined.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
Attributable gold production for the third quarter 2016 was 104,000 ounces compared to 107,000 ounces in the same prior year period. The 3% decrease was primarily due to lower throughput driven by higher proportion of hard rock, and lower recoveries resulting from higher graphite content in the ore, partially offset by higher grades.
Total cash costs per ounce produced were $624 in the third quarter of 2016 compared to $747 in the same prior year period. The decrease was primarily due to higher capitalized stripping, and lower realized fuel prices, partially offset by higher consumption of fuel from mining at Falagountou which is approximately 11 kilometres from the mill. Essakane continues to explore initiatives including the addition of a Solar Power Plant to further reduce fuel consumption in future years.
All-in sustaining costs per ounce sold during the third quarter 2016 were $815 compared to $922 in the same prior year period. The decrease was due to higher sales driven primarily by 12,000 ounces of gold contained in carbon fines sold during the third quarter 2016, lower cash costs, and lower sustaining capital expenditures, other than capitalized stripping.
During the third quarter 2016, sustaining capital expenditures of $16.9 million included capitalized stripping of $9.0 million, capital spares of $5.7 million, tailings construction of $1.2 million, resource development of $0.4 million, and various other sustaining capital expenditures of $0.6 million.
Essakane initiated a geometallurgical study in the third quarter 2016 to improve gold recovery when processing ore with high graphite content. During the third quarter 2016, the carbon fines treatment plant and the intensive leach reactor (“ILR”) were both commissioned. The carbon fines treatment plant will help increase saleable gold by facilitating the processing of carbon fines material on site and the ILR will further help improve overall recoveries.
Outlook
The Company expects attributable production at Essakane to be near the higher end of its 2016 guidance range of 365,000 and 375,000 ounces. Capital expenditures are expected to be approximately $100 million, consisting entirely of sustaining capital.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2016

Suriname – Rosebel Mine (IAMGOLD interest – 95%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Mine operating statistics
Ore mined (000s t)	3,508	3,311	10,261	10,147
Waste mined (000s t)	12,318	13,220	36,507	38,452
Total material mined (000s t)	15,826	16,531	46,768	48,599
Strip ratio[1]	3.5	4.0	3.6	3.8
Ore milled (000s t)	3,061	3,022	9,323	9,298
Head grade (g/t)	0.82	0.79	0.79	0.80
Recovery (%)	94	95	95	95
Gold production - (000s oz)	75	74	224	229
Attributable gold production - 95% (000s oz)	72	70	213	217
Gold sales - (000s oz)	69	68	214	227

Performance measures
Average realized gold price[2] ($/oz)	$1,328	$1,117	$1,258	$1,182
All-in sustaining costs[2] ($/oz)	$1,183	$1,111	$1,062	$1,082
Cash costs[2] excluding royalties ($/oz)	$656	$804	$684	$795
Royalties ($/oz)	$72	$62	$69	$65
Total cash costs[2] ($/oz)	$728	$866	$753	$860

[1]	Strip ratio is calculated as waste mined divided by ore mined.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
Attributable gold production for the third quarter 2016 was 72,000 ounces compared to 70,000 ounces in the same prior year period. The 3% increase was primarily due to higher grades and throughput, partially offset by slightly lower recoveries.
During the third quarter 2016, a new Collective Labour Agreement ("CLA") was signed which provided support to the employees of Rosebel with the devaluation of the Surinamese dollar relative to the U.S. dollar.  The CLA included a 15% increase in base salaries as well as lump sum payments covering the period of January 2016 through August 2018.
Total cash costs per ounce produced were $728 in the third quarter 2016 compared to $866 in the same prior year period. The decrease was primarily due to lower labour costs following the 2015 workforce reductions, higher capitalized stripping, lower realized fuel prices, lower fuel consumption, as well as the devaluation of the Surinamese dollar relative to the U.S. dollar. Included in cash costs and all-in sustaining costs was a supplemental labour cost of $40 per ounce produced and $43 per ounce sold related to the new CLA.
All-in sustaining costs per ounce sold during the third quarter 2016 were $1,183 compared to $1,111 in the same prior year period primarily due to higher sustaining capital expenditures, including an increase in capitalized stripping, partially offset by lower cash costs.
During the third quarter 2016, sustaining capital expenditures of $27.8 million included capital spares of $13.1 million, capitalized stripping of $6.7 million, mill equipment of $2.7 million, tailings storage facility construction of $2.2 million, and various other sustaining capital expenditures of $3.1 million. Non-sustaining capital expenditures of $6.4 million were related to the secondary crusher.
During the third quarter 2016, the Company announced the acquisition of the right to explore the Saramacca property which is approximately 25 kilometres straight line from the Rosebel mill and has a high potential of soft rock mineralization. Furthermore, the installation of a new secondary crusher at the mill progressed well with commissioning expected in the fourth quarter 2016 and further optimization occurring in early 2017. Once fully operational, the secondary crusher will increase the grinding capacity of hard rock. The on-going metallurgical improvements to elution, carbon management and gravity optimization continue to help reduce gold inventory in circuit.
Outlook
The Company maintains the 2016 attributable production guidance at Rosebel of 285,000 and 295,000 ounces. Capital expenditures are expected to be approximately $75 million, comprised of $60 million of sustaining capital and $15 million of non-sustaining capital.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2016

Canada – Westwood Mine (IAMGOLD interest – 100%)
Summarized Results

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Mine operating statistics
Ore mined (000s t)	77	9	233	226
Ore milled (000s t)	84	10	258	228
Head grade (g/t)	6.47	6.11	6.12	6.63
Recovery (%)	94	95	93	96
Gold production - (000s oz)	16	2	47	47
Gold sales - (000s oz)	16	2	50	55

Performance measures
Average realized gold price[1] ($/oz)	$1,332	$1,119	$1,261	$1,212
All-in sustaining costs[1] ($/oz)	$1,391	$1,751	$1,146	$1,297
Total cash costs[1] ($/oz)	$888	$1,438	$900	$1,003
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
Gold production for the third quarter 2016 was 16,000 ounces which was higher compared to 2,000 ounces in the same prior year period.
Underground development continued throughout the third quarter 2016 to open up access to new mining areas with over 6,100 metres of lateral and vertical development. Development work is on target with lateral development averaging 70 metres per day. The rehabilitation work related to reopening the 104 mining block is progressing on schedule with the completion of all five of the bypass drifts. In addition, production from planned mining blocks is on schedule and development of track drifts is ongoing and in accordance with the Company’s revised mine ramp-up plan.
Total cash costs per ounce produced and all-in sustaining costs per ounce sold for the third quarter 2016 were $888 and $1,391, respectively, compared to $1,438 and $1,751 in the same prior year period. In accordance with International Financial Reporting Standards, the Company reduced the costs attributed to inventory for the third quarter 2016 by $6.3 million to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low production. The Company adjusted total cash costs for the third quarter 2016 which were reduced by $383 per ounce produced, and adjusted all-in sustaining costs which were reduced by $385 per ounce sold.
During the third quarter 2016, sustaining capital expenditures of $8.2 million included underground development of $6.7 million, resource development of $0.6 million, mobile and other equipment of $0.6 million, and underground equipment of $0.3 million. Non-sustaining capital expenditures of $12.7 million included expansion/ramp-up development of $10.5 million, exploration drilling of $1.2 million, underground equipment of $0.9 million, and mobile equipment of $0.1 million.
The Company expects to continue normalizing total cash costs and all-in sustaining costs for Westwood in 2016 on a similar basis as in 2015.
Outlook
The Company expects attributable production at Westwood to be near the higher end of its 2016 guidance range of 50,000 and 60,000 ounces. Capital expenditures are expected to be approximately $85 million, consisting of $20 million in sustaining capital and $65 million in non-sustaining capital.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2016

Mali – Sadiola Mine (IAMGOLD interest – 41%)
Summarized Results 41% Basis

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Mine operating statistics
Total material mined (000s t)	1,201	1,565	3,605	4,579
Ore milled (000s t)	497	532	1,453	1,514
Head grade (g/t)	1.11	1.09	1.20	1.15
Recovery (%)	94	94	95	94
Attributable gold production - (000s oz)	17	17	54	53
Attributable gold sales - (000s oz)	16	15	51	51

Performance measures
Average realized gold price[1] ($/oz)	$1,329	$1,124	$1,255	$1,184
All-in sustaining costs[1] ($/oz)	$1,057	$695	$942	$780
Total cash costs[1] ($/oz)	$999	$661	$908	$740

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
Attributable gold production for the third quarter 2016 of 17,000 ounces was consistent with the same prior year period with higher grades being offset by lower throughput.
Sadiola continued to drawdown on its existing high grade stockpiles in the third quarter 2016 compared to milling of higher quantities of marginal ore in the same prior year period. This was the main contributor of higher total cash costs and all-in sustaining costs compared to the same prior year period despite lower fuel and consumable prices, and lower contractor costs.
The Company expects Sadiola to continue mining oxides into early 2018 and processing oxides into early 2019. The Company intends to move ahead with the Sadiola Sulphide Project by the end of the year conditional upon the timely decision by its joint venture partner to proceed and the Government of Mali’s renewal of construction and operating permits, the power agreement and fiscal terms related to the project.
Mali - Yatela Mine (IAMGOLD interest - 40%)
The Yatela mine produced and sold 1,000 ounces in the third quarter 2016, compared to 1,000 ounces in the same prior year period. Stacking activity ceased in 2014 and closure activities continue. Limited quantity of production continues from rinsing of the leach pads.
EXPLORATION
The Company was active at brownfield and greenfield exploration projects in nine countries located in West Africa and the Americas.
In the third quarter 2016, expenditures for exploration and project studies totaled $10.6 million compared to $8.2 million in the same prior year period, of which $6.6 million was expensed and $4.0 million was capitalized. The increase of $2.4 million reflects the timing of increased quarterly expenditures on near mine and brownfield programs compared to the prior year. Drilling activities on active projects and mine sites totaled approximately 48,000 metres for the third quarter 2016.

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2016	2015	2016	2015
Exploration projects - greenfield	$3.2	$4.2	$14.1	$16.8
Exploration projects - brownfield[1]	5.0	2.5	12.4	12.6
	8.2	6.7	26.5	29.4
Feasibility and other studies	2.4	1.5	3.9	6.8
	$10.6	$8.2	$30.4	$36.2

[1]
Exploration projects - brownfield for the three months ended September 30, 2016 and 2015 exclude expenditures related to Joint Ventures of $0.2 million and $nil, respectively, and include near-mine exploration and resource development of $3.0 million and $0.7 million, respectively.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2016

OUTLOOK - 2016
The Company has increased its 2016 exploration expenditure guidance from $34 million to $39 million (excluding project studies), which includes planned program expenditures of $3.6 million relating to the evaluation of the Saramacca property in Suriname. The 2016 resource development and exploration program includes approximately 170,000 to 190,000 metres of reverse circulation and diamond drilling.

($ millions)	Capitalized[2]	Expensed	Total
Exploration projects - greenfield	$—	$18	$18
Exploration projects - brownfield[1]	11	10	21
	11	28	39
Feasibility and other studies	6	5	11
	$17	$33	$50

[1]	Exploration projects - brownfield include planned near-mine exploration and resource development of $11 million.

[2]	The capitalized portion of the 2016 planned spending of $17 million is included in the Company's capital spending guidance of $275 million.
CÔTÉ GOLD PROJECT, CANADA
As at December 31, 2015, reported resources included indicated resources of 289.2 million tonnes grading 0.9 g/t Au for 8.4 million ounces of gold and inferred resources of 66.9 million tonnes grading 0.6 g/t Au for 1.2 million ounces (see news release dated February 17, 2016). The Company confirms that mineral reserves have not yet been declared for the Côté Gold project.
The Company continued to advance the feasibility study by conducting permitting activities and ongoing technical studies. In parallel with this activity, the Company engaged AMEC Foster Wheeler to conduct a conceptual study on initiatives to reduce the capital cost of developing the property. In the second quarter 2016, notice was received from the federal Minister of Environment and Climate Change that, after assessment by the department, the Côté Gold project is not likely to cause significant adverse environmental effects and that the project may proceed subject to the conditions listed in the assessment report and obtaining any required approvals and permits. A provincial Environmental Assessment decision by the Ontario government is expected by the end of 2016.
Regional exploration activities continued within the 516 square kilometre property surrounding the Côté Gold deposit to develop and assess exploration targets that could further maximize the Company’s flexibility with respect to any future development decisions. During the quarter, geological mapping, outcrop stripping and sampling programs were carried out to prioritize identified targets for a planned drilling program scheduled in the fourth quarter 2016.
BROWNFIELD EXPLORATION PROJECTS
The Company's mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during the third quarter 2016 at the Essakane, Rosebel and Westwood operations.
Essakane, Burkina Faso
Overall exploration activities progressed at reduced levels during the third quarter, impacted by the early onset of the annual rainy season. Approximately 750 metres of reverse circulation drilling were completed on the mine lease, focused on resource delineation and expansion in an area to the southeast of the Falagountou pit. The results received to date are considered encouraging and will be incorporated into updated resource models.
On the surrounding exploration concessions, exploration activities included geological mapping, geochemical sampling and compilation to evaluate and prioritize selected target areas. Results will be used to guide future drilling programs planned to resume in the fourth quarter.
Rosebel, Suriname
During the third quarter 2016, in excess of 12,700 metres of diamond and reverse circulation drilling were completed on the Rosebel mine lease and surrounding mineral concessions, including approximately 1,200 metres of exploration and just over 11,500 metres of resource development drilling. The resource development program focused on evaluating near-pit expansion targets at West Pay Caro, Roma and Royal Hill, and will continue to evaluate other near pit opportunities. Initial results are encouraging and will be used to guide future exploration drilling programs and update resource models where applicable.
On August 30, 2016, the Company signed a letter of intent with the Government of Suriname to acquire the right to explore the Saramacca property with the intent of defining a National Instrument 43-101 compliant mineral resource. The terms of the letter included an initial payment of $0.2 million, which enabled immediate access to the property for Rosebel’s exploration team to conduct due diligence for 30 days, as well as access to the data from previous exploration activity at the Saramacca property. The Saramacca property is located approximately 30 kilometres southwest of the Rosebel mill and immediately southeast of the Sarafina property optioned to IAMGOLD.
On September 30, 2016, upon satisfactory completion of the due diligence, the Company ratified the letter of intent to acquire the Saramacca property and is required to pay $10 million in cash and 3.125 million IAMGOLD common shares (purchase consideration) to be held in escrow. The Company is also required to define a National Instrument 43-101 compliant mineral resource within the

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2016

next 24 months. The Company is in the process of finalizing the agreements necessary to effect the transfer of the Right of Exploration to Rosebel and the transfer of the purchase consideration to the escrow agent. The purchase consideration will be released in three approximately equal tranches in 12 month intervals, from the date the Right of Exploration is transferred to Rosebel and the purchase consideration is placed in escrow.
In addition, the agreement provides for a potential upward adjustment to the purchase price based on the contained gold ounces identified by Rosebel over the first 24 months, to a maximum of $10 million.
Under the terms of the agreement, the Company can at any time during the course of the agreement provide 60 days’ notice to the Government of Suriname and terminate the agreement. In such an event, the remaining cash and common shares held in escrow will be returned to the Company.
The acquisition of the Saramacca property supports the ongoing strategic objective to discover and outline additional mineral resources within softer and near surface saprolite and transition rock. By the end of the third quarter 2016, an initial 9,000 metre diamond drilling program had commenced on the property which is designed to validate reported historical mineral resources.
Westwood, Canada
In the third quarter 2016, underground excavation totaled 6,130 metres of lateral and vertical development for a total of over 19,000 metres year to date. Diamond drilling activities included the completion of approximately 20,700 metres of underground resource development drilling and nearly 230 metres for service holes. The diamond drill program continues to focus on the infill drilling of known zones to upgrade existing inferred mineral resources to the indicated mineral category and continues definition work on ore zones to be mined. A surface drilling program totaling approximately 3,400 metres of diamond drilling and 3,000 metres of reverse circulation drilling was also conducted to evaluate the potential of near surface lower grade mineralization and stock piles which could be processed at the Westwood mill.
GREENFIELD EXPLORATION PROJECTS
In addition to the mine site and brownfield exploration programs described above, the Company conducted active exploration and drilling programs on a number of early to advanced stage greenfield exploration projects during the third quarter 2016. Highlights include:
Boto, Senegal
Effective December 31, 2015, the Boto Gold project hosts an indicated resource of 27.7 million tonnes averaging 1.8 g/t Au for 1.56 million ounces of gold and an inferred resource of 2.9 million tonnes averaging 1.3 g/t Au for 125,000 ounces (see news release dated February 17, 2016). During the third quarter 2016, the Company continued with various technical and environmental studies to advance the economic evaluation of the project.
During the quarter, approximately 500 metres of diamond drilling were completed at the Malikoundi deposit as part of a program to target mineralization in the footwall not completely drilled in previous campaigns, as well as test for potential extensions along strike to the north. With the completion of this phase of the drilling program, the Company reported drill assay results (see news release dated September 15, 2016) which confirmed wider intervals of mineralization in the footwall as well as the extension of high grade mineralization along strike to the north of the Malikoundi deposit. Highlights included: drill hole DBDD-2122 that intersected 32.0 metres grading 5.19 g/t Au in the footwall; and drill holes DBDD-2302 which intersected 12.0 metres grading 6.39 g/t Au and DBDD-2303 which intersected 4.04 g/t Au over 22.0 metres north of the Malikoundi deposit.
Pitangui, Brazil
Effective December 31, 2015, reported mineral resources at the São Sebastião deposit are comprised of an inferred resource of 4.3 million tonnes grading 5.0 g/t Au for 679,000 ounces of gold (see news release dated February 17, 2016).
During the third quarter 2016, approximately 2,700 metres of diamond drilling were completed, for a total of nearly 7,500 metres completed year to date, to test targets along strike to the southeast of the São Sebastião deposit. To date, drilling has confirmed the presence of rock units similar to those hosting the main São Sebastião deposit, which could potentially host additional mineralization.
Siribaya Joint Venture, Mali
The Siribaya exploration project ("Siribaya project") in Mali is operated by IAMGOLD under a 50:50 joint venture with Merrex Gold Inc. ("Merrex"). Effective December 31, 2015, total resources estimated for the Siribaya project include indicated resources of 2.1 million tonnes grading 1.90 g/t Au for 129,000 ounces of gold, and inferred resources of 19.8 million tonnes grading 1.71 g/t Au for 1.1 million ounces. Of the inferred resources, the newly discovered Diakha deposit hosts 14.8 million tonnes grading 1.81 g/t Au for 863,000 ounces, accounting for 75% of the total tonnage and 79% of the contained gold within the total inferred resources at Siribaya (see news release dated February 9, 2016).
During the third quarter 2016, just over 1,200 metres of diamond drilling were completed to increase confidence in the mineralized zones at the Diakha deposit and extend the deposit at depth below the current resource pit shell. Assay results were reported from 19 diamond drill holes completed earlier in the year totaling over 6,400 metres. Highlights included: drill hole SRD-185 which intersected 19.0 metres grading 9.28 g/t Au, and drill hole SRD-189 which intersected 18.0 metres grading 6.73 g/t Au (see Merrex

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2016

news release dated August 30, 2016). The results will be used in future updates to the current resource model.
Monster Lake Joint Venture, Canada
The Monster Lake project, located 50 kilometres southwest of Chibougamau, Quebec, is held under an earn-in option to joint venture agreement with TomaGold Corporation. The Company holds an undivided 50% interest in the property, and holds an option to earn a further 25% undivided interest, for a total 75% undivided interest in the project, should it spend a total of C$10.0 million on the project within a seven year period, beginning January 1, 2015.
Exploration activities continued through the summer field season and involved geological and structural mapping, and selected geochemical and geophysical surveys in advance of a follow up diamond drilling program.
Nelligan Joint Venture, Canada
The Nelligan project is held under an earn-in option to joint venture agreement with Vanstar Mining Resources Inc. (“Vanstar”), signed on November 12, 2014, whereby the Company may earn up to an initial 50% interest in the property by completing staged cash payments totaling C$0.6 million, and the completion of C$4.0 million in exploration expenditures over a period of four and a half years. The Company can elect to earn an additional 25% to 30% undivided interest by completing pre-feasibility and feasibility studies and making additional cash payment totaling C$0.5 million.
Activities during the third quarter 2016 included the completion of an orientation soil sampling program over the known mineralized zones and geological compilation and interpretation of drill results in preparation of further drilling campaigns planned as access conditions permit.
Eastern Borosi Joint Venture, Nicaragua
The 176 square kilometre Eastern Borosi project is located in the Golden Triangle of Northeast Nicaragua and is held under an earn-in option to joint venture agreement with Calibre Mining Corporation (“Calibre”). Signed on May 26, 2014, the Company may earn up to a 70% interest in the project by completing scheduled cash payments and exploration work expenditures totaling $10.9 million over six years.
During the quarter, just over 2,900 metres of diamond drilling were completed for a year to date total of nearly 7,200 metres. Assay results were reported from the East Dome target which included intersections of 15.35 metres grading 1.21 g/t Au and 120.9 g/t Ag from drill hole BL16-043 and 16.50 metres grading 2.27 g/t Au and 127.9 g/t Ag. Assay results were also reported from the first drill hole completed at the Veta Loca vein which returned 6.3 metres grading 10.15 g/t Au and 6.9 g/t Ag from drill hole GP16-046 (see Calibre news release dated September 15, 2016). The results will be used to guide further drill targeting.
OTHER
Loma Larga (formerly Quimsacocha), Ecuador
The Company, through its 35.7% equity ownership interest in INV Metal Inc., has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. INV Metals Inc. has completed a preliminary feasibility study supporting the proposed development of an underground mine with an anticipated production rate of 3,000 tonnes per day, average annual gold production of 150,000 ounces, and a mine life of approximately 12 years (see INV Metals Inc.'s news release dated July 14, 2016).
QUARTERLY FINANCIAL REVIEW

	2016			2015				2014
($ millions, except where noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues from continuing operations	$282.4	$232.5	$219.7	$238.2	$207.6	$226.5	$244.7	$272.5
Net earnings (loss) from continuing operations[1,2]	$21.1	$(9.2)	$52.7	$(677.5)	$(84.9)	$(20.3)	$(12.6)	$(147.8)
Net earnings from discontinued operations	$—	$—	$—	$—	$1.2	$—	$40.6	$26.7
Net earnings (loss)	$21.1	$(9.2)	$52.7	$(677.5)	$(83.7)	$(20.3)	$28.0	$(121.1)
Net earnings (loss) attributable to equity holders of IAMGOLD	$16.9	$(12.2)	$53.1	$(675.9)	$(83.8)	$(19.7)	$24.1	$(122.0)
Basic and diluted earnings (loss) attributable to equity holders of IAMGOLD per share ($/share)	$0.04	$(0.03)	$0.13	$(1.73)	$(0.21)	$(0.05)	$0.06	$(0.32)

[1]	In the fourth quarter 2015, Net loss from continuing operations included after-tax impairment charges of $580.0 million.

[2]
In the fourth quarter 2014, Net loss from continuing operations included an increase of $39.6 million in the asset retirement provision at closed sites and unrealized losses of $49.2 million on non-hedge derivatives.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2016

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES
At September 30, 2016, the Company had $750.8 million in cash, cash equivalents and restricted cash.
The Company’s total restricted cash of $123.5 million is held primarily for the guarantee of asset retirement obligations at its Doyon, Essakane and Rosebel mines.
Included in short-term restricted cash was $94.2 million held by the Government of Quebec for the Doyon mine. The Company has the right to replace the cash collateral with another form of acceptable collateral as prescribed by Government regulations. Included in long-term restricted cash was $14.3 million and $5.0 million held by the Government of Burkina Faso and the Government of Suriname for the guarantee of the asset retirement obligations at Essakane and Rosebel, respectively. Also included in long-term restricted cash was $10.0 million held in escrow relating to the Saramacca property as described in the Brownfield Exploration Projects section of this MD&A.
During the first quarter 2016, the Company sold 135,148 ounces of gold bullion with a weighted average acquisition cost of $721 per ounce for proceeds of $1,239 - $1,275 per ounce for a total of $170.3 million.
In March 2016, the Company issued 12.0 million flow-through common shares for total proceeds of $30.3 million. The flow-through common shares were issued to fund prescribed development expenditures on the Westwood mine.
On August 16, 2016, the Company completed an equity financing for gross proceeds of $230 million, including the exercise of a $30 million over-allotment option by the underwriters. A total of 44.7 million common shares were issued in the offering at $5.15 per share. The financing was done to strengthen the Company's balance sheet, by reducing indebtedness, and to fund organic growth.
Working capital1 as of September 30, 2016 was $818.2 million, up $116.6 million compared to December 31, 2015 due to higher current assets ($69.1 million) and lower current liabilities ($47.5 million).
Current assets as of September 30, 2016 were $1,021.0 million, up $69.1 million compared to December 31, 2015 mainly due an increase in cash, cash equivalents and restricted cash ($193.7 million) and higher receivables and other current assets ($4.1 million), partially offset by the sale of gold bullion ($97.4 million) and lower inventories ($11.0 million).

Working Capital	September 30, 2016	December 31, 2015
Working capital[1] ($ millions)	$818.2	$701.6
Current working capital ratio[2]	5.0	3.8

[1]	Working capital is defined as current assets less current liabilities.

[2]	Current working capital ratio is defined as current assets divided by current liabilities.
On September 2, 2016, the Company closed a tender offer for the purchase of $145.9 million (face value) of its outstanding senior unsecured notes for cash consideration of $141.5 million, pursuant to a tender offer beginning on August 8, 2016. The resulting gain, net of transaction costs, was $4.0 million. As at September 30, 2016, the outstanding balance of senior unsecured notes was $489.1 million.
Under the indenture governing the senior unsecured notes previously issued by the Company, if the Company makes certain asset sales, it may use an amount equal to the net proceeds to repay certain debt obligations and/or reinvest, or commit to reinvest, in the Company’s business, within 365 days after the applicable asset sale. At the end of the 365-day period, if there remains $50 million or more of the net proceeds that the Company has not used in this manner, the Company would be required to use any such excess proceeds to offer to purchase the senior unsecured notes at par in the manner described in the indenture. Regarding the use of proceeds from the disposition of certain assets, the Company reports it has kept, observed, performed and fulfilled its obligations under the indenture governing its previously-issued unsecured notes.
On February 1, 2016, the Company entered into a four-year $250 million credit facility consisting of a fully committed $100 million secured revolving credit facility and a $150 million accordion. As of September 30, 2016, the Company amended the credit facility to increase the fully committed credit facility from $100 million to $170 million. As a result of this amendment, the Company has a remaining $80 million accordion. As of September 30, 2016, $2.5 million was drawn against the credit facility for the guarantee of certain asset retirement obligations. The key terms of the new facility include limitations on incremental debt, restrictions on distributions and financial covenants including Net Debt to EBITDA, Tangible Net Worth, Interest Coverage and Minimum Liquidity. The credit facility provides for an interest rate margin above London Interbank Offered Rate (“LIBOR”), banker’s acceptance (“BA”) prime rate and base rate advances which varies according to the total net debt ratio of the Company. Fees related to the credit facility vary according to the total net debt ratio of the Company. This credit facility is secured by some of the Company's real assets, guarantees by some of the Company’s subsidiaries and pledges of shares in some of the Company's subsidiaries. The maturity date of this credit facility is February 1, 2020. The Company was in compliance with its credit facility covenants as at September 30, 2016.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2016

Upon entering into the $250 million credit facility described above, the Company terminated its four-year $500 million unsecured revolving credit facility. During the first quarter 2016 and prior to termination, the Company repaid the $70.0 million outstanding at the end of fiscal 2015 on the $500 million unsecured revolving credit facility.
The Company had a $75 million revolving credit facility for the issuance of letters of credit which matured on April 22, 2016. Following the expiration of the $75 million credit facility, letters of credit worth $2.5 million were issued under the Company’s revolving credit facility and $0.4 million under a separate letter of credit.
During the third quarter 2016, the Company completed the acquisition of the right to explore the Saramacca property as described in the Brownfield Exploration Projects section of this MD&A.
CONTRACTUAL OBLIGATIONS
Contractual obligations as of September 30, 2016 were $705.1 million, and comprise primarily of contractual cash flows on senior unsecured notes, purchase obligations, operating leases and capital expenditure obligations. Management believes these obligations will be met through available cash resources and net cash from operating activities.
The Company holds hedge derivative contracts that are included in the summary of outstanding derivative contracts in the Financial condition - Market risk section.
INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
Associates (INV Metals Inc. and Merrex Gold Inc.) and Joint Ventures (Sadiola and Yatela) are included in the Consolidated balance sheets as Investments in associates and joint ventures. The Company’s share of earnings (loss) from associates and joint ventures is included in the Consolidated statements of earnings as Share of net earnings (loss) from investments in associates and joint ventures, net of income taxes.
During the third quarter 2016, the Company reviewed its investments in associates for objective evidence of impairment and determined that no impairment existed. For investments in joint ventures, if the Company is made aware of significant events or transactions which were not reflected in the Company’s share of net earnings (loss) from its joint ventures, adjustments would be made to the consolidated financial statements.
MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company mitigates market risk by establishing and monitoring parameters which limit the types and degree of market risk which may be undertaken, and establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.
CURRENCY EXCHANGE RATE RISK
The Company’s objective is to hedge a portion of its exposure to Canadian dollars and Euros resulting from operating and capital expenditure requirements at Essakane, Rosebel, Westwood and the Corporate offices.
OIL CONTRACTS AND FUEL MARKET PRICE RISK
Low sulfur diesel and fuel oil are key inputs to extract tonnage and, in some cases, to wholly or partially power operations. Brent crude oil and West Texas Intermediate ("WTI") are components of diesel and fuel oil, respectively, such that changes in the price of crude oil directly impacts diesel and fuel oil costs.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2016

SUMMARY OF OUTSTANDING HEDGE DERIVATIVE CONTRACTS
The Company has entered into derivative contracts to limit the impact of fluctuations as a result of significant volatility in global markets by hedging a portion of its expected consumption of Canadian dollars, Euros and oil equivalents.
At September 30, 2016, the Company’s outstanding hedge derivative contracts were as follows:

Contracts	2016	2017	2018
Foreign Currency
Canadian dollar option contracts (millions of C$)	30	60	60
Option contracts rate range (C$/$)	1.28 - 1.38	1.30	1.30 - 1.45
Hedge ratio[1]	40%	22%	22%

Euro option contracts (millions of €)	15	66	—
Option contracts rate range ($/€)	1.03 - 1.09	1.07 - 1.20	—
Hedge ratio[1]	22%	25%	—
Commodities
Brent crude oil option contracts (thousands of barrels)	131	504	344
Option contracts with strike prices at ($/barrel)	49 - 65[2]	60[3]	60[3]
Hedge ratio[1]	75%	75%	50%

WTI crude oil option contracts (thousands of barrels)	94	396	247
Option contracts with strike prices at ($/barrel)	40 - 58[2]	60[3]	60[3]
Hedge ratio[1]	74%	75%	50%

[1]	Hedge ratio is calculated by dividing the amount (in foreign currency or commodity units) of outstanding derivative contracts by total foreign currency and commodity exposures, respectively.

[2]
The Company sold put options and purchased call options with strike prices which fall within the given range. If crude oil market prices are below the put strike price (low end of range) in 2016, the Company will incur a loss from the margin between the lower market price and the set put strike price. If crude oil prices are greater than the call strike price (high end of range) in 2016, the Company will benefit from the margin between the higher market price and the set call strike price.

[3]	The Company will purchase crude oil in 2017 and 2018 at spot prices below $60/barrel. The Company purchased call options to protect against an increase in crude oil prices above $60/barrel.
SHAREHOLDERS’ EQUITY

Number issued and outstanding (millions)	September 30, 2016	November 4, 2016
Common shares	450.7	450.7
Share options	6.2	6.2
CASH FLOW

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2016	2015	2016	2015
Net cash from (used in) per consolidated financial statements:
Operating activities	$126.6	$9.8	$249.2	$75.6
Investing activities	(121.5)	(41.5)	(113.6)	402.3
Financing activities	67.6	(10.0)	9.0	(1.9)
Effects of exchange rate fluctuation on cash and cash equivalents	0.4	(4.1)	1.7	(13.7)
Increase (decrease) in cash and cash equivalents	73.1	(45.8)	146.3	462.3
Cash and cash equivalents, beginning of the period	554.2	678.6	481.0	158.5
Cash and cash equivalents held for sale, beginning of the period	—	—	—	12.0
Cash and cash equivalents, end of the period	$627.3	$632.8	$627.3	$632.8
OPERATING ACTIVITIES
Net cash from operating activities for the third quarter 2016 was $126.6 million, up $116.8 million from the same prior year period. The increase was mainly due to higher earnings after non-cash adjustments ($58.0 million), a change in the movement of non-cash working capital ($39.6 million), lower net settlement of derivatives ($14.1 million) and dividends from joint ventures ($11.3 million).

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2016

INVESTING ACTIVITIES
Net cash used in investing activities for the third quarter 2016 was $121.5 million, up $80.0 million from the same prior year period. The increase was mainly due to higher spending on Property, plant and equipment and exploration and evaluation assets including capitalized borrowing costs ($38.9 million) and higher funding of restricted cash ($40.5 million).
FINANCING ACTIVITIES
Net cash from financing activities for the third quarter 2016 was $67.6 million, up $77.6 million from the same prior year period. The increase was mainly due to net proceeds from an equity financing ($220.1 million), partially offset by higher repurchases of senior unsecured notes ($134.5 million) and higher interest paid due to timing ($10.1 million).
DISCONTINUED OPERATIONS
On January 22, 2015, the Company completed the sale of Niobec. The Company received $504.1 million in cash, including working capital adjustments. The sale of Niobec included an adjacent rare earth element ("REE") deposit of which a 2% royalty on gross proceeds will be payable to the Company on any REE production.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2015 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2015 providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.
Since the December 31, 2015 evaluation, there have been no material changes to the Company's disclosure controls and procedures .
INTERNAL CONTROL OVER FINANCIAL REPORTING
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated financial statements in compliance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.
An evaluation of the effectiveness of the Company’s internal control over financial reporting including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2015 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.
There have been no material changes in the Company's internal control over financial reporting or in other factors that could affect internal controls during the third quarter 2016.
LIMITATIONS OF CONTROLS AND PROCEDURES
The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2016

CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The critical judgments, estimates and assumptions applied in the preparation of the Company's consolidated financial statements are reflected in note 3 of the Company's audited annual consolidated financial statements for the year ended December 31, 2015.
Qualified Person and Technical information
The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD.  Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.
Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been  previously reported in news releases disclosures either by the Company or the project operator as the case may be (see references news releases), and have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are  1.0 to 1.5 metre in length and RC holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.
NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

For a discussion of new accounting standards issued but not yet effective that may impact the Company, refer to note 3 of the Company’s consolidated interim financial statements.
RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks which could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.
IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.
These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing business approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors level.
The Company’s view of risks is not static. An important component of its ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.
For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s latest AIF, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2016

NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.
GROSS MARGIN
This measure is intended to enable management to better understand the earnings generated by operating mine sites before adjustments for corporate costs and non-operating charges and income. This measure is the difference between IFRS reported revenues and cost of sales, which include revenues from all gold and royalties, direct costs, production related allocated costs and depreciation.

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2016	2015	2016	2015
Revenues	$282.4	$207.6	$734.6	$678.8
Cost of sales	230.2	227.6	651.5	688.1
Gross margin	$52.2	$(20.0)	$83.1	$(9.3)
GOLD MARGIN
The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold assets. The information allows management to assess how well the gold mines are performing, relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.
In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine. IAMGOLD’s exploitation strategy, including managing cut-off grades, mine sequencing, and stockpiling practices, is designed to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.
The gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended September 30,		Nine months ended September 30,
($/oz of gold)	2016	2015	2016	2015
Average realized gold price[1]	$1,326	$1,121	$1,263	$1,180
Total cash costs[2,3]	714	791	738	818
Gold margin	$612	$330	$525	$362

[1]	Refer to the section below.

[2]	Refer to page 25 for calculation.

[3]	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

_________________

[1]	GAAP – Generally accepted accounting principles.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2016

AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD
This measure is intended to enable management to understand the average realized price of gold sold to third parties in each reporting period after removing the impact of non-gold revenues and by-product credits.
The average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated interim financial statements.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2016	2015	2016	2015
Revenues	$282.4	$207.6	$734.6	$678.8
Royalty revenues	(0.1)	(0.1)	(0.3)	(0.3)
By-product credits and other revenue	(1.1)	(0.3)	(3.1)	(1.5)
Revenues - owner-operator	$281.2	$207.2	$731.2	$677.0
Sales - owner-operator (000s oz)	211	184	578	573
Average realized gold price per ounce[1] - owner-operator ($/oz)	$1,326	$1,120	$1,264	$1,180
Revenues - Joint Ventures	$21.2	$18.3	$67.5	$66.5
Sales - Joint Ventures (000s oz)	17	16	54	56
Average realized gold price per ounce[1] - Joint Ventures ($/oz)	$1,329	$1,123	$1,255	$1,184
Average realized gold price per ounce[1,2] ($/oz)	$1,326	$1,121	$1,263	$1,180

[1]	Average realized gold price per ounce sold may not calculate based on amounts presented in this table due to rounding.

[2]	Average realized gold price per ounce sold, consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
ADJUSTED NET EARNINGS (LOSS) ATTRIBUTABLE TO EQUITY HOLDERS
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD and adjusted net earnings (loss) attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. Adjusted net earnings (loss) attributable to equity holders of IAMGOLD and adjusted net earnings (loss) attributable to equity holders of IAMGOLD per share are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings (loss) attributable to equity holders of IAMGOLD represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as write-down (recovery) of assets, gain or loss on sales of assets, unrealized derivative gain or loss, interest expense which is unrelated to financing working capital, foreign exchange gain or loss, restructuring and other charges, and changes in estimates of asset retirement obligations at closed sites. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2016

The following table provides a reconciliation of earnings from continuing operations before income taxes and non-controlling interests as per the Consolidated statements of earnings, to adjusted net earnings (loss) attributable to equity holders of IAMGOLD.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2016	2015	2016	2015
Earnings (loss) from continuing operations before income taxes and non-controlling interests	$35.5	$(76.9)	$99.0	$(81.3)
Adjusted items:
Gain on sale of gold bullion	—	—	(72.9)	—
Changes in estimates of asset retirement obligations at closed sites	—	1.9	3.3	4.5
Unrealized derivative (gain) loss	(1.6)	20.2	(6.5)	12.1
Realized derivative loss	1.2	—	2.4	—
Normalization of costs at Westwood	6.3	15.0	17.0	20.4
Write-down (recovery) of assets	1.5	4.2	3.3	7.6
Restructuring and other charges	—	0.6	0.2	1.5
Foreign exchange gain	—	(1.1)	(1.0)	(3.9)
(Gain) loss on sale of assets	1.3	—	1.2	(42.8)
Gain on purchase of senior unsecured notes	(4.0)	(2.6)	(4.0)	(3.5)
Impairment of investments	—	0.3	—	0.3
Write-down of financing charges	1.4	—	1.4	—
	6.1	38.5	(55.6)	(3.8)
Adjusted earnings (loss) from continuing operations before income taxes and non-controlling interests	41.6	(38.4)	43.4	(85.1)
Income taxes	(14.4)	(8.0)	(34.4)	(36.5)
Tax adjustments	(1.3)	(0.4)	(3.6)	17.8
Non-controlling interests	(4.1)	(0.1)	(6.7)	(3.4)
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD	$21.8	$(46.9)	$(1.3)	$(107.2)
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$0.05	$(0.12)	$—	$(0.28)
Including discontinued operations:
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD	$21.8	$(46.9)	$(1.3)	$(107.2)
Net earnings from discontinued operations attributable to equity holders of IAMGOLD, net of tax	—	1.2	—	41.8
Adjusted items:
Gain on disposal of discontinued operations	—	(1.2)	—	(39.0)
Adjusted net earnings (loss) including discontinued operations	$21.8	$(46.9)	$(1.3)	$(104.4)
Adjusted net earnings (loss) including discontinued operations per share ($/share)	$0.05	$(0.12)	$—	$(0.27)
Basic weighted average number of common shares outstanding (millions)	428.3	391.4	410.3	389.3
Effective adjusted tax rate (%)	38%	(22)%	88%	(22)%
After adjusting reported earnings from continuing operations for those items not considered representative of the Company's core business or indicative of future continuing operations, the Company had an adjusted net earnings from continuing operations in the third quarter 2016 of $21.8 million.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2016

TOTAL CASH COSTS PER OUNCE PRODUCED
The Company’s MD&A refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.
Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. The Gold Institute ceased operations in 2002, the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized hedge and non-hedge derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.
The measure, along with revenues, is considered to be one of the key indicators of a Company’s ability to generate operating earnings and cash flow from its mining operations. These total cash costs do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.
The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated interim financial statements.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2016	2015	2016	2015
Continuing operations
Cost of sales[1], excluding depreciation expense	$160.9	$159.3	$458.4	$491.1
Less: cost of sales for non-gold segments[2], excluding depreciation expense	1.3	0.3	1.0	1.8
Cost of sales for gold segments, excluding depreciation expense	159.6	159.0	457.4	489.3
Adjust for:
By-product credit (excluded from cost of sales)	(0.6)	(0.3)	(1.6)	(1.5)
Stock movement	(6.2)	6.9	(5.2)	14.1
Realized derivative gain	(0.8)	—	(2.3)	—
Normalization of costs at Westwood	(6.3)	(15.0)	(17.0)	(20.4)
Other mining costs	(4.0)	4.6	(13.2)	4.8
Cost attributed to non-controlling interests[3]	(10.0)	(12.0)	(29.2)	(34.1)
	(27.9)	(15.8)	(68.5)	(37.1)
Total cash costs - owner-operator	$131.7	$143.2	$388.9	$452.2
Attributable gold production - owner-operator (000s oz)	192	179	541	549
Total cash costs[4,5] - owner-operator ($/oz)	$685	$801	$719	$824
Total cash costs - Joint Ventures	$18.5	$12.3	$52.5	$44.1
Attributable gold production - Joint Ventures (000s oz)	18	18	57	58
Total cash costs[4,5] - Joint Ventures ($/oz)	$1,015	$690	$921	$760
Total cash costs[4,5]	$150.2	$155.5	$441.4	$496.3
Total attributable gold production (000s oz)	210	197	598	607
Total cash costs[4,5] ($/oz)	$714	$791	$738	$818

[1]	As per note 27 of the Company’s consolidated interim financial statements.

[2]	Non-gold segments consist of Exploration and evaluation and Corporate.

[3]	Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.

[4]	Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.

[5]	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2016

NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL
The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital. Working capital can be volatile due to numerous factors including a build-up or reduction of inventories. Management believes by excluding these items, these non-GAAP measures provide investors with the ability to better evaluate the cash flow performance of the Company.
The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2016	2015	2016	2015
Net cash from operating activities	$126.6	$9.8	$249.2	$75.6
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	(6.6)	0.2	0.5	(6.3)
Inventories and non-current ore stockpiles	(1.9)	22.7	(7.4)	48.9
Accounts payable and accrued liabilities	(6.0)	2.2	(15.5)	21.2
Net cash from operating activities before changes in working capital	$112.1	$34.9	$226.8	$139.4
ALL-IN SUSTAINING COSTS PER OUNCE SOLD
The Company believes, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, therefore, may not present a complete picture of a Company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an all-in sustaining costs measure which better represents the costs associated with producing gold. The WGC is a non-profit association of the world's leading gold mining companies, established in 1987 to promote the use of gold.
The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, sustaining exploration and evaluation expenses, environmental rehabilitation accretion and depreciation, by-product credits, corporate general and administrative costs.
This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.
Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measure on an attributable sales basis, compared with the Company’s current total cash costs presentation, which is on an attributable production basis.
The Company reports the measure with and without a deduction for by-product credits and reports the measure for its owner-operator mines (includes Essakane, Rosebel, Westwood), and in total (includes owner-operator mines and Joint Ventures).
AISC measures do not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2016

	Three months ended September 30,		Nine months ended September 30,
($ millions, attributable, except where noted)	2016	2015	2016	2015
Continuing operations
AISC - owner-operator
Cost of sales[1], excluding depreciation expense	$148.4	$147.7	$426.5	$457.5
Sustaining capital expenditures[1]	49.8	27.4	143.8	96.5
By-product credit, excluded from cost of sales	(0.5)	(0.3)	(1.5)	(1.5)
Corporate general and administrative costs[2]	9.4	8.4	25.8	27.4
Realized derivative (gain) loss	(0.8)	8.1	(2.2)	19.4
Environmental rehabilitation accretion and depreciation	2.9	2.9	8.7	8.6
Normalization of costs at Westwood	(6.3)	(15.0)	(17.0)	(20.4)
	$202.9	$179.2	$584.1	$587.5
AISC - Joint Ventures
Cost of sales for Joint Ventures, excluding depreciation expense	$17.8	$10.9	$51.0	$42.7
Adjustments to cost of sales[3] - Joint Ventures	1.0	0.9	2.1	2.2
	$18.8	$11.8	$53.1	$44.9
AISC[4]	$221.7	$191.0	$637.2	$632.4

Attributable gold sales - owner-operator (000s oz)	195	170	536	533
AISC - owner-operator[5] ($/oz)	$1,035	$1,056	$1,089	$1,102
AISC - owner-operator, excluding by-product credit ($/oz)	$1,037	$1,058	$1,092	$1,105
Attributable gold sales (000s oz)	212	186	590	589
AISC[4,5] ($/oz)	$1,046	$1,027	$1,080	$1,074
AISC excluding by-product credit[4,5] ($/oz)	$1,048	$1,029	$1,082	$1,076

[1]
Includes Essakane and Rosebel at their attributable amounts of 90% and 95% respectively. Refer to note 27 of the consolidated interim financial statements for cost of sales of total gold mines excluding Joint Ventures at 100% basis and refer to the capital expenditures table of the MD&A on page 9 for 2016 sustaining capital expenditures at 100% basis.

2 Corporate general and administrative costs exclude depreciation expense.
3 Adjustments to cost of sales consist of sustaining capital expenditures, by-product credit and environmental rehabilitation and depreciation.
4 Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
5 AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2016